[CTS Letterhead]
October 14, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Tim Buchmiller, Division of Corporation Finance

Re:	CTS Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2007
File Number 000-23320

Ladies and Gentlemen:
          CTS Corporation, an Indiana corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated September 17, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
          Below are the Company’s responses to the comments in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the corresponding response.
Item 11. Executive Compensation
1.	We note your disclosure on page 18 of your definitive proxy statement that you have incorporated by reference that a peer group selected by Towers Perrin in 2007, after input from one of your executive officers, served as a major point of comparison for the level and structure of executive pay with companies similar to you in terms of size, geography and/or revenue. We also note your disclosure on page 21 of the proxy statement that this same peer group was used in 2008 to establish the stockholder return levels necessary for achievement of performance based equity based compensation. In your future filings, as applicable, please disclose the names of the companies that comprise your peer group or provide clarification as to why your Compensation Committee deems this group of companies appropriate for peer comparison if the identities of the companies in that group are not known to the Compensation Committee.

Securities and Exchange Commission
October 14, 2008

          Response: In future filings, we will disclose the names of companies that comprise our peer group.
2.	We note from your disclosure under “Determination of Awards” on page 20 of your proxy statement that actual awards made under the Management Incentive Plan are based on earnings per share, but you have not quantified the earnings per share targets that were necessary to be achieved in order for your named executive officers to earn their compensation under the Management Incentive Plan. As applicable, please provide such disclosure in your future filings. To the extent that you believe that disclosure of the targets, on a historical basis, would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If it is appropriate to omit specific targets or performance objectives based on a competitive harm analysis, please provide the appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If discussing how difficult or likely it will be to achieve the targeted financial measures or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm and provide sufficient discussion and analysis as to the level of increased performance the established financial measures are intended to incentivize.
          Response: In future filings, we will quantify the historical earnings per share targets that were necessary to be achieved in order for our named executive officers to earn their compensation under the Management Incentive Plan, as applicable.
* * *
          In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (574) 523-3800.

Securities and Exchange Commission
October 14, 2008

Sincerely,
CTS CORPORATION
/s/ Richard G. Cutter, III
Richard G. Cutter, III
Vice President, General Counsel and
Secretary